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                                                                    EXHIBIT 99.2

                                                            Corporate Disclosure
                                                           [English Translation]

                                                                January 12, 2005

2004 DECEMBER SUBSCRIBER NUMBERS

1. BROADBAND

                                           Products           (Unit: subscriber)

Residential                                ADSL                961,513
                                           Cable Modem       1,438,649
                                           SUB-TOTAL         2,400,162

Corporate                                  ADSL                 18,363
                                           Cable Modem           1,143
                                           SUB-TOTAL            19,506

VDSL                                                           272,900
B-WLL                                                           20,187
Wireless LAN                                                    36,179
TOTAL                                                        2,748,934
NET ADDITION                                                   -24,880


2. VOICE
                                           Products           (Unit: line)

Residential                                                  1,096,412
Corporate                                                      316,861
TOTAL                                                        1,413,273
NET ADDITION                                                    24,189


3. LEASED LINE

                                           Products           (Unit: subscriber)
Ordinary Leased line                                             3,198
Internet-dedicated leased line                                   2,804
Internet-dedicated leased line (B-WLL)                               8
International Leased Line                                           47
TOTAL                                                            6,057
NET ADDITION                                                      -170

4. GRAND TOTAL
TOTAL                                                        4,168,264
NET ADDITION                                                      -861